SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13D/A
(Amendment No. 2)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Clearwire Corporation
______________________________________________________________________________
(Name of Issuer)

Class A Common Stock
______________________________________________________________________________
(Title of Series of Securities)

18538Q 10 5
______________________________________________________________________________
(CUSIP number)

Cary I. Klafter
Vice President and Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549
(408) 765-8080

Copy to:
Gregory T. Davidson
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California  94303-1125
(650) 849-5300
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18538Q 10 5	13D/A

1		name of reporting persons s.s. or i.r.s. identification nos. of above persons Intel Corporation 94-1672743
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☒
3		sec use only
4		source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6		citizenship or place of organization Delaware
number of shares	7	sole voting power
beneficially owned by	8	shared voting power 102,404,811*
each reporting	9	sole dispositive power
person with	10	shared dispositive power 102,404,811*
11		aggregate amount beneficially owned by each reporting person 102,404,811*
12	check box if the aggregate amount in row (11) excludes certain shares	☒**
13		percent of Series represented by amount in row (11) 39.1%*
14		type of reporting person CO
* See discussion in Items 4 through 6 of that certain Statement on Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 filed on February 27, 2009, and by this Amendment No. 2.  As more fully described in the responses to Items 4 through 6 therein, the Reporting Person and certain other beneficial owners of Class A Common Stock identified therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described therein.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by the Reporting Person that, except as expressly set forth herein and therein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See Item 5(a)-(b) of this Amendment No. 2 to Statement on Schedule 13D.

This Amendment No. 2 amends and supplements that certain Statement on Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 filed on February 27, 2009 (collectively, the “Schedule 13D”), by Intel Corporation, a Delaware corporation (the “Reporting Person” or “Intel”) with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure:

The acquisition of the Issuer’s securities pursuant to the Investment Agreement described in Item 4 will be made with $50,000,000 of working capital of the Reporting Person.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by inserting the following after the disclosure in the fourth paragraph under the subheading “Transaction Agreement”:

Investment Agreement

On November 9, 2009, the Reporting Person, Clearwire, Clearwire Communications LLC, a Delaware limited liability company (“Clearwire Communications”), Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), Eagle River Holdings, LLC, a State of Washington limited liability company (“ERH” and, collectively with Sprint, Comcast, TWC, BHN and the Reporting Person, the “Participating Equityholders”), entered into an Investment Agreement (the “Investment Agreement”).  The Investment Agreement sets forth the terms and conditions upon which the Participating Equityholders will make an investment in Clearwire and Clearwire Communications in an aggregate amount of approximately $1.56 billion (the “Investment Transactions”).  The Investment Agreement also sets forth the terms and conditions of the investment by certain of the Participating Equityholders in newly issued senior secured notes of Clearwire Communications and Clearwire Finance, LLC proposed to be issued in connection with the offering described below (the “Clearwire Notes”), in replacement of equal amounts of indebtedness of Clearwire under its senior term loan facility (the “Clearwire Rollover Transactions” and, collectively with the Investment Transactions, the “Clearwire Equityholder Investments”).  Under the Investment Agreement, Clearwire has also agreed to commence a rights offering (the “Clearwire Rights Offering”), pursuant to which rights to purchase shares of the Class A Common Stock will be granted on a pro rata basis to each holder of the Class A Common Stock as of a record date to be determined.

In the Investment Transactions, the Participating Equityholders will invest approximately $1.56 billion in Clearwire Communications in exchange for Clearwire Communications Voting Interests and Clearwire Communications Class B Common Interests, in the following amounts:

•
Sprint HoldCo LLC will contribute $1.176 billion to Clearwire Communications in exchange for 160,436,562 Clearwire Communications Class B Common Interests and the same number of Clearwire Communications Voting Interests;

•
Comcast, or one of its subsidiaries, will contribute $196 million to Clearwire Communications in exchange for 26,739,427 Clearwire Communications Class B Common Interests and the same number of Clearwire Communications Voting Interests;

•
Certain of the TWC Entities will contribute $103 million in the aggregate to Clearwire Communications in exchange for 14,051,841 Clearwire Communications Class B Common Interests and the same number of Clearwire Communications Voting Interests;

•
BHN Spectrum will contribute $19 million to Clearwire Communications in exchange for 2,592,087 Clearwire Communications Class B Common Interests and the same number of Clearwire Communications Voting Interests;

•
The Intel Entities will contribute $50 million in the aggregate to Clearwire Communications in exchange for 6,821,282 Clearwire Communications Class B Common Interests and the same number of Clearwire Communications Voting Interests; and

•
Eagle River will contribute $20 million to Clearwire Communications in exchange for 2,728,512 Clearwire Communications Class B Common Interests and the same number of Clearwire Communications Voting Interests.

Immediately following the receipt by the Participating Equityholders of Clearwire Communications Voting Interests and Clearwire Communications Class B Common Interests, each of the Participating Equityholders will contribute to Clearwire its Clearwire Communications Voting Interests in exchange for an equal number of shares of Class B Common Stock.

The Investment Transactions will be consummated through three separate closings.  In the first closing, the Participating Equityholders will purchase an aggregate of approximately $1.057 billion of the Clearwire Communications Class B Common Interests and Clearwire Communications Voting Interests, pro rata based on their respective investment amounts set forth above, on or about November 13, 2009, assuming satisfaction of the applicable closing conditions, which are customary (the “First Investment Closing”).  The amount invested in the First Investment Closing will be the maximum amount permitted by the rules of Nasdaq Stock Market (“Nasdaq”) prior to the effectiveness of the written consent of stockholders to the transactions executed by Google, the Participating Equityholders and certain of their subsidiaries, which are holders of a majority of the outstanding voting shares of Clearwire (the “Stockholders’ Consent”).  Subsequently, in the second closing, an additional approximately $440 million of Clearwire Communications Class B Common Interests and Clearwire Communications Voting Interests will be purchased pro rata based on their respective investment amounts set forth above within one business day following the date on which such purchase is permitted by Nasdaq rules and applicable law, assuming satisfaction of the other applicable customary closing conditions (the “Second Investment Closing”).  In the third closing, the remaining securities will be purchased within one business day following the date on which an additional closing condition regarding the delivery of certain financial information to Sprint by Clearwire is satisfied in addition to the satisfaction of other applicable customary closing conditions, which is expected to occur in Clearwire’s first fiscal quarter of 2010 (the “Third Investment Closing”).

Under the Investment Agreement, in exchange for the purchase by Sprint, Comcast, TWC and BHN of Clearwire Communications Class B Common Interests and Clearwire Communications Voting Interests in amounts exceeding their respective Percentage Interest (as defined in the Equityholders’ Agreement) determined immediately prior to the First Investment Closing, Clearwire will pay a fee equal to approximately $18.9 million to Sprint, approximately $3.1 million to Comcast, approximately $1.7 million to TWC and approximately $0.3 million to BHN on the terms described below (a “Transaction Fee”).  The fees will be paid in installments at each of the Second Investment Closing and the Third Investment Closing and will be payable at the option of such Participating Equityholder (i) in Clearwire Communications Class B Common Interests valued at $7.33 per unit and an equal number of Clearwire Communications Votin Interests, or (ii) in cash, by wire transfer of immediately available funds.  Sprint has irrevocably elected to receive at least 50% of the Transaction Fee payable to Sprint in Clearwire Communications Class B Common Interests and Clearwire Communications Voting Interests. Immediately following the receipt by any Participating Equityholder of Clearwire Communications Voting Interests in payment of a Transaction Fee, each such Participating Equityholder will contribute to Clearwire its Clearwire Communications Voting Interests in exchange for an equal number of shares of Class B Common Stock.

The consummation of the Investment Transactions at each investment closing is conditioned upon (i) solely with respect to the Second Investment Closing and Third Investment Closing, the actions described in the Stockholders’ Consent being able to be effected under applicable law, the rules and regulations of the SEC and the Nasdaq rules, including an amendment to Clearwire’s Restated Certificate of Incorporation to increase Clearwire’s share capital (the “Charter Amendment”), being effective, (ii) no applicable law prohibiting or preventing, and no injunction, writ, preliminary restraining order or other government order prohibiting, the consummation of the transactions described in the Investment Agreement (including the Clearwire Equityholder Investments, the Rights Offering and the Charter Amendment), (iii) the listing of the Class A Common Stock issuable upon conversion of the Class B Common Stock and Clearwire Communications Class B Common Interests issued in the Investment Transactions on Nasdaq, subject only to official notice of issuance, (iv) solely with respect to the First Investment Closing and Second Investment Closing, (x) the representations and warranties of Clearwire and Clearwire Communications were true and correct as of November 9, 2009 and shall be true and correct as of the date of the applicable Investment Closing other than, subject to certain limited exceptions, failures to be true and correct which have not had and would not reasonably be expected to have a material adverse effect, (y) Clearwire and Clearwire Communications shall have performed in all material respects all of their respective covenants and agreements and (z) Clearwire shall have amended its change in control severance plan to provide that the transactions under the Investment Agreement will not constitute a “change of control” under the plan and Clearwire’s Chief Executive Officer shall have consented to such amendment, (v) each of Sprint, Comcast and TWC shall have contemporaneously made its investment at such closings, and (vi) solely with respect to the Third Investment Closing, Sprint shall have received certain specified financial information from Clearwire with respect to Clearwire’s fiscal year ending December 31, 2009, or Sprint shall have waived its right to receive such information. Certain conditions to each of the closings under the Investment Agreement may be waived by the Participating Equityholders.

In addition to the Investment Transactions, Clearwire Communications has commenced an offering of Clearwire Notes.  The Investment Agreement provides that in the event Clearwire Communications issues senior secured notes or other first lien indebtedness (the “Refinancing Debt”), in an aggregate amount such that the net cash proceeds of such issuance (inclusive of the Rollover Amounts described below) are sufficient, and will be used, to pay in full all outstanding loans, together with accrued and unpaid interest and fees, prepayment of premium (if any), and all other amounts owing under Clearwire’s senior term loan facility (including, without limitation, all such amounts owing to each of Sprint and Comcast (each, a “Rollover Investor”), each in its capacity as a lender under Clearwire’s senior term loan facility (all such amounts owing to such Rollover Investor being its respective “Rollover Amount”)), then each Rollover Investor agrees that it will purchase from Clearwire Communications (or, if directed by Clearwire Communications, from the initial purchasers of the Refinancing Debt) an amount of Refinancing Debt, the gross proceeds of which will be sufficient to repay the Rollover Amount owed to each Rollover Investor in their capacity as a lender under the senior term loan facility (the “Rollover Transaction”).  Clearwire’s, Clearwire Communications’ and the Rollover Investors’ obligations to consummate the Rollover Transaction is not conditioned upon the closing of the other transactions contemplated by the Investment Agreement.

Upon the consummation of a Rollover Transaction, Clearwire will pay to the applicable Rollover Investor a fee equal to 3% of such Rollover Investor’s Rollover Amount, which fee will be paid in cash by wire transfer of immediately available funds.

In addition, Item 4 of the Schedule 13D is amended and supplemented by replacing the fourth paragraph under the subheading “Transaction Agreement” with the following:

The foregoing summaries of certain provisions of the Transaction Agreement, Investment Agreement and Stockholders’ Consent are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.  The Transaction Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference, the Investment Agreement is filed as Exhibit 99.6 hereto and is incorporated herein by reference and the Stockholders’ Consent is filed as Exhibit 99.7 hereto and is incorporated herein by reference.

Item 5.  Interest in Secuities of the Issuer

(a)-(b)                 Items 5(a)-(b) are hereby amended and restated in their entirety as follows:

The Reporting Person does not directly own any shares of Class A Common Stock of the Issuer. As of the date of filing of this Amendment No. 2, by reason of the provisions of Rule 13d-3 under the Act, the Reporting Person is deemed to beneficially own and to share voting and investment power with respect to 102,404,811 shares of Class A Common Stock that are beneficially owned as follows:

•
36,759,999 shares of Class A Common Stock that are beneficially owned as follows: 33,333,333 shares of Class A Common Stock that are held of record by Intel Capital; 3,333,333 shares of Class A Common Stock that are held of record by Intel Cayman; and warrants exercisable for 93,333 shares of Class A Common Stock that are held of record by Middlefield; and

•
65,644,812 shares of Class A Common Stock that are beneficially owned as follows: 21,881,604 shares of Class B Common Stock and Class B Common Units that are held of record by Intel Entity A; 21,881,604  shares of Class B Common Stock and Class B Common Units that are held of record by Intel Entity B; and 21,881,604 shares of Class B Common Stock and Class B Common Units that are held of record by Intel Entity C.

Each share of Class B Common Stock, together with one Class B Common Unit, is exchangeable at any time at the option of the holder, into one fully paid and nonassessable share of Class A Common Stock of the Issuer.

In addition, by virtue of the Equityholders’ Agreement entered into at the Closing (see Item 6 of the Schedule 13D), the Reporting Person may be deemed to be a member of a “group” under Section 13(d) of the Act with respect to the 102,404,811 shares of Class A Common Stock beneficially owned by the Reporting Person and the following shares which are reported separately from this Amendment No. 2, based upon the information contained in that certain Amendment No. 2 to the Statement on Schedule 13D dated November 9, 2009 filed by such persons and where such persons have reported that they beneficially own: 530,436,562 shares of Class A Common Stock beneficially owned by the Sprint Entities, 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 39,639,803 shares of Class A Common Stock beneficially owned by Eagle River, 29,411,765 shares of Class A Common stock beneficially owned by Google, 46,404,782 shares of Class A Common Stock beneficially owned by the TWC Entities, 41,468,135 shares of Class A Common Stock beneficially owned by Craig O. McCaw and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities.  The Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by such other persons.

To the knowledge of the Reporting Person and except as described in this Item 5, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any shares of the Class A Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Class A Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure under the subheading “Equityholders’ Agreement”:

On November 9, 2009, Clearwire, Clearwire Communications and the Participating Equityholders entered into the Investment Agreement.  The description of the Investment Agreement set forth in Item 4, above, is incorporated in this Item 6 by reference.  In connection with the execution of the Investment Agreement, the parties to the Equityholders’ Agreement signed a Unanimous Consent and Waiver, dated as of November 9, 2009 (the “Waiver”),  providing consent to the Investment Transactions, the Rights Offering and the Charter Amendment and waiver to and of the following provisions of the Equityholders’ Agreement:

•
their preemptive rights and their respective rights to receive notice pursuant to the Investment Agreement and the Operating Agreement with respect to Clearwire’s issuance of the New Securities (as defined in the Equityholders’ Agreement) and New Units (as defined in the Equityholders’ Agreement) under the Investment Transactions and the Rights Offering;

•	their ability to exercise rights obtained in the Rights Offering, subject to limited exceptions; and

•	the standstill provisions to permit the execution and consummation of the transactions in connection with the Investment Transactions and the Rights Offering.

In addition, Item 6 of the Schedule 13D is amended and supplemented by replacing the last paragraph with the following:

The foregoing summaries of certain provisions of the Equityholders’ Agreement, the Registration Rights Agreement, the Operating Agreement, the Investment Agreement and the Waiver are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibit 99.3, 99.4, 99.5, 99.6 and 99.8, respectively, hereto and each is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

99.6
Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed November 10, 2009).

99.7
Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Communication, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC (incorporated herein by reference to Exhibit 99.9 of Amendment No. 2 to the Statement on Schedule 13D jointly filed by Sprint, Comcast, TWC, BHN, Google and ERH on November 12, 2009).

99.8
Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 99.10 of Amendment No. 2 to the Statement on Schedule 13D jointly filed by Sprint, Comcast, TWC, BHN, Google and ERH on November 12, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 11, 2009	INTEL CORPORATION
	By:	/s/ Arvind Sodhani
Arvind Sodhani
Executive Vice President
President, Intel Capital

SCHEDULE A

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

DIRECTORS AND EXECUTIVE OFFICERS OF INTEL CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

	Present Principal Occupation	Present Business
Name	or Employment	Address	Citizenship
Jane E. Shaw	Chairman of the Board, Intel Corporation Retired Chairman and Chief Executive Officer, Aerogen, Inc.	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A./U.K.

Paul S. Otellini	President and Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	1875 Pennsylvania Avenue, NW Washington, DC 20006	U.S.A.

Susan L. Decker	Entrepreneur-in Residence Harvard Business School	Harvard Business School Soldiers Field Boston, MA 02163	U.S.A.

John J. Donahoe	President and Chief Executive Officer, eBay Inc.	2145 Hamilton Avenue San Jose, CA 95125	U.S.A.

Reed E. Hundt	Principal, Charles Ross Partners, LLC	1909 K Street NW, Suite 820 Washington, DC 20006	U.S.A.

James D. Plummer	John M. Fluke Professor of Electrical Engineering; Frederick E. Terman Dean of the School of Engineering, Stanford University	Stanford University Terman 214, Mail Code 4027 Stanford, CA 94305	U.S.A.

David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	201 Spear Street, Suite 1150 San Francisco, CA 94105	U.S.A.

John L. Thornton	Professor and Director of Global Leadership, Tsinghua University in Beijing	712 5th Avenue New York, NY 10019	U.S.A.

Frank D. Yeary	Vice Chancellor University of California, Berkeley	200 California Hall #1500 Berkeley, CA 94720	U.S.A.

David B. Yoffie	Max and Doris Starr Professor of International Business Administration, Harvard Business School	Harvard Business School Morgan Hall 215, Soldiers Field Park Rd. Boston, MA 02163	U.S.A.

Non-Director Executives:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
Andy D. Bryant	Executive Vice President Technology, Manufacturing and Enterprise Services Chief Administrative Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Sean M. Maloney	Executive Vice President General Manager, Intel Architecture Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.K.

David Perlmutter	Executive Vice President General Manager, Intel Architecture Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	Israel

Arvind Sodhani	Executive Vice President President, Intel Capital	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Robert J. Baker	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

William M. Holt	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Thomas M. Kilroy	Vice President General Manager, Sales and Marketing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Stacy J. Smith	Vice President Chief Financial Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.